United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934

                                For the month of

                                  February 2003

                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)

                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F X  Form 40-F
                                           ---           ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One)  Yes    No X
                                              ---   ---

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b). 82-   .)
                                      ---

                               Table of Contents:


  I.   CVRD finalized acquisition of Rana, dated February 14, 2003..........2


 II.   CVRD 2002 Earnings Release, dated February 18, 2003..................3

III.   Conference Call and Webcast Presentation.............................4

[COMPANHIA VALE DO RIO DOCE LOGO]                                  Press Release


                       CVRD Finalizes Acquisition of Rana

Rio de Janeiro, February 14, 2003 - Companhia Vale do Rio Doce (CVRD) announces that it concluded today the acquisition of 100% of Elkem Rana AS (Rana), a Norwegian ferroalloy producer, for US$ 17.6 million. Rana was a wholly owned subsidiary of Elkem ASA, a Norwegian company.

The transaction was approved by the Federal Cartel Office (FCO), the German antitrust agency, on Friday, February 7, 2003. As stated in CVRD's press release issued on February 3, 2003, the acquisition was pending FCO approval.








--------------------------------------------------------------------------------

                                      For further information, please contact:
 Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                          -----------------------------------
                       Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                                     ------------------------
                  Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                                   --------------------------
                   Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
                                   --------------------------
       Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                             --------------------------------
                   Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
                                   --------------------------


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                           CVRD 2002 Earnings Release

Rio de Janeiro, February 18, 2003 - Companhia Vale do Rio Doce (CVRD) will release 2002 earnings report on Wednesday, February 26, 2003 after market closing. CVRD will release simultaneously annual consolidated financial statements in US GAAP (generally accepted accounting principles in the United States) and BR GAAP (generally accepted accounting principles in Brazil), and the Parent Company results in BR GAAP. There will be a conference call and webcast on Friday, February 28, 12:00 p.m., Rio de Janeiro time. The instructions to participate in these events are available on the enclosed invitation and also on CVRD website, www.cvrd.com.br, investor relations.



                                      For further information, please contact:
 Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                          -----------------------------------
                       Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                                     ------------------------
                  Barbara Geluda:  barbara.geluda@cvrd.com.br +55-21-3814-4557
                                   --------------------------
                   Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
                                   --------------------------
       Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                             --------------------------------
                   Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
                                   --------------------------


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                               [COMPANHIA VALE DO RIO DOCE LOGO]


[GRAPHIC - OMITTED]


                         CVRD cordially invites you to participate in a

                         CONFERENCE CALL AND WEBCAST PRESENTATION

                         to discuss its


                         2002 RESULTS

                         ------------
                         Date & Time
                         ------------

                         Friday, February 28, 2003
                         12:00 p.m. (Rio de Janeiro Time)
                         10:00 a.m. (New York Time)

                         -----------
                         Please dial
                         -----------

                         US Participants toll free: (1-866) 812-0422
                         International Participants: (1-703) 788-1236
                         Brazilian Participants: (11) 4613-0503

NYSE: RIOPR, RIO
Bovespa: VALE5, VALE3
Latibex: ZXVALP, XVALO

                         ---------------
                         Pass code: 263
                         ---------------
Stock options:
BOVESPA, CBOE,           A simultaneous slide presentation will also be
PACIFIC EXCHANGE         available

                         To view the presentation:
                         1. log on to www.cvrd.com.br
                         2. Click on the "Investor Relations" button
                         3. click on the "2002 RESULTS" button
CVRD                     4. click on the "Click Here for Webcast" button
Investor Relations:
Roberto Castello Branco
Andreia Reis             Please log on prior to the event to test your browser.
Daniela Tinoco
Barbara Geluda
Rafael Azevedo           ------------------
Eduardo de Mello Franco  Speakers from CVRD
                         ------------------

                         Fabio Barbosa - Chief Financial Officer

Tel: 55(21)3814-4540
rio@cvrd.com.br


                         A replay of the conference call will be available from
 THOMSON                 February 28, 2003 until midnight (12:00 a.m.) New York
----*----                Time on February 28, 2003 until midnight (12:00 a.m.)
FINANCIAL                New York Time on March 12, 2003.

                         For the replay, Please call:
                         US Participants (1-866) 812-0422 // International
                         Participants (1-703) 788-1236 // Bazilian Participants
Curtis Smith             (11) 4613-0502 code: 263
IR Consultant

                         A replay of the synchronized slide presentation and conference call will also be available in the "Investor Relations" section of our website (www.cvrd.com.br)

Tel:55(11) 3848-0887
ext:215
Curtis.smith@thomsonire.com.br

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              COMPANHIA VALE DO RIO DOCE
                                                        (Registrant)


Date:  February 19, 2003

                                              By: /s/ Fabio de Oliveira Barbosa
                                                 -------------------------------
                                                    Fabio de Oliveira Barbosa
                                                    Chief Financial Officer